Schedule 13G                                                         Page 1 of 4

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.___)*


                          Introgen Therapeutics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  46119F 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               October 11, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ] Rule 13d-1(b)

                [ ] Rule 13d-1(c)

                [X] Rule 13d-1(d)

Schedule 13G                                                         Page 2 of 4

CUSIP No.   46119F 10 7
------------------------------------------------------------------------------------------------------------------------------------

        1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
             David G. Nance
------------------------------------------------------------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
        3.  SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------
        4.  Citizenship or Place of Organization             United States citizen
------------------------------------------------------------------------------------------------------------------------------------
 Number of            5.  Sole Voting Power     868,626
 Shares              ---------------------------------------------------------------------------------------------------------------
 Beneficially         6.   Shared Voting Power  0
 Owned by            ---------------------------------------------------------------------------------------------------------------
 Each Reporting       7.   Sole Dispositive Power  868,626
 Person With         ---------------------------------------------------------------------------------------------------------------
                      8.   Shared Dispositive Power  0
------------------------------------------------------------------------------------------------------------------------------------
        9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,234,226
------------------------------------------------------------------------------------------------------------------------------------
        10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------
        11.  Percent of Class Represented by Amount in Row (11)  5.8%
------------------------------------------------------------------------------------------------------------------------------------
        12.  Type of Reporting Person (See Instructions)

             IN
             -----------------------------------------------------------------------------------------------------------------------

             -----------------------------------------------------------------------------------------------------------------------

             -----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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Schedule 13G                                                         Page 3 of 4


ITEM 1.

     (a) Introgen Therapeutics, Inc., a Delaware corporation

     (b) 301 Congress Ave., Suite 1850, Austin, TX   78701

ITEM 2.
     (a) David G. Nance

     (b) 301 Congress Ave., Suite 1850, Austin, TX   78701

     (c) USA

     (d) Common Stock, par value $0.001 per share

     (e) 46119F 10 7

ITEM 3. NOT APPLICABLE

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owed:   1,234,226
                                     ----------
     (b) Percent of class:  5.8%
                            -----
     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote  868,626
                                                         --------
         (ii)  Shared power to vote or to direct the vote  0
                                                         -----
         (iii) Sole power to dispose or to direct the disposition of 868,626
                                                                     --------
         (iv)  Shared power to dispose or to direct the disposition of    0
                                                                       ---------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Reporting Person has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 868,626 shares by virtue of his position as the Chief Executive Officer and sole stockholder of each of Debouchement, Ltd. and Domecq Technologies, Inc.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE
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Schedule 13G                                                         Page 4 of 4

ITEM 10.   CERTIFICATION

          (a)    Not applicable.

          (b)    Not applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        February 13, 2001
                                                  ------------------------------
                                                               Date

                                                        /S/ David G. Nance
                                                  ------------------------------
                                                             Signature

                                                           David G. Nance
                                                  ------------------------------
                                                            Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)